04001971

UNITED STATES
...ND EXCHANGE COMMISSION
...shington, D.C. 20549

VF 2-11-04

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL RECEIVED PROCESSING FEB 11 2004 WASH. D.C. SECTION

SEC FILE NUMBER
~~8-035159~~
8-46794

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STRINGER SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5307 FOXHUNT DRIVE
(No. and Street)

| WESLEY CHAPEL | FL | 33543 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARGARET W. STRINGER 813-973-1109
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FERLITA, WALSH & GONZALEZ, P.A.
(Name – *if individual, state last, first, middle name*)

| 3302 AZEELE STREET | TAMPA | FL | 33609 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 20 2004 THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I MARGARET W. STRINGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRINGER SECURITIES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

FROMENT J. GONZALEZ, III
Commission # DD0143689
Expires 8/20/2006
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Ferlita, Walsh & Gonzalez, P.A.**
*Certified Public Accountants*

CPA[SM]
The CPA. Never Underestimate The Value.[SM]

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

Board of Directors
Stringer Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stringer Securities, Inc. (The Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we also made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation ore registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Ferlita, Walsh + Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

January 12, 2004

STRINGER SECURITIES, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2003 and 2002

TABLE OF CONTENTS

**Ferlita, Walsh & Gonzalez, P.A.**
*Certified Public Accountants*



SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES
PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Stringer Securities, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Stringer Securities, Inc. as of December 31, 2003 and 2002, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stringer Securities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh + Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants
Tampa, Florida

January 12, 2004

**STRINGER SECURITIES, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| ASSETS | | |
| Cash | $ 81 | $ 42 |
| Certificate of deposit | 9,871 | 9,708 |
| Miscellaneous receivable | 44 | 72 |
| Prepaid expenses | 317 | 338 |
| | $ 10,313 | $ 10,160 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| LIABILITIES | $ - | $ - |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $.10 par value, authorized 10,000 shares, 1,000 shares issued and outstanding | 100 | 100 |
| Additional paid-in capital | 21,700 | 21,400 |
| Retained deficit | (11,487) | (11,340) |
| | 10,313 | 10,160 |
| | $ 10,313 | $ 10,160 |

See accompanying notes.

**STRINGER SECURITIES, INC.**
**STATEMENTS OF OPERATIONS**
**Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 45,722 | $ 66,256 |
| Interest | 135 | 376 |
| | 45,857 | 66,632 |
| EXPENSES | | |
| Commission expense | 26,516 | 38,628 |
| Accounting | 1,650 | 3,990 |
| Registration fees | 1,080 | 1,202 |
| Bank charges | 382 | 470 |
| Office | - | 46 |
| Insurance | 401 | 363 |
| Referrals | 15,675 | 21,271 |
| Annual report | 150 | 150 |
| Licenses and fees | 150 | 150 |
| | 46,004 | 66,270 |
| NET INCOME (LOSS) | $ (147) | $ 362 |

See accompanying notes.

**STRINGER SECURITIES, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**Years Ended December 31, 2003 and 2002**

| | Common Stock | Additional Paid - In Capital | Retained Deficit |
|---|---|---|---|
| Balance at December 31, 2001 | $ 100 | $ 21,400 | $ (11,702) |
| Net income | - | - | 362 |
| Balance at December 31, 2002 | 100 | 21,400 | (11,340) |
| Contribution of capital | - | 300 | - |
| Net loss | - | - | (147) |
| Balance at December 31, 2003 | $ 100 | $ 21,700 | $ (11,487) |

See accompanying notes.

**STRINGER SECURITIES, INC.**
**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2003 and 2002**

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ (147) | $ 362 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Decrease (increase) in: | | |
| Miscellaneous receivable | 28 | (6) |
| Prepaid expenses | 21 | (63) |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | (98) | 293 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of Certificate of Deposit | (163) | (313) |
| NET CASH USED BY INVESTING ACTIVITIES | (163) | (313) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Contribution of capital | 300 | - |
| NET CASH PROVIDED BY INVESTING ACTIVITIES | 300 | - |
| NET CHANGE IN CASH | 39 | (20) |
| CASH AT BEGINNING OF YEAR | 42 | 62 |
| CASH AT END OF YEAR | $ 81 | $ 42 |
| SUPPLEMENTAL DISCLOSURES | | |
| Interest paid | $ - | $ - |
| Income tax paid | $ - | $ - |

See accompanying notes.

STRINGER SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stringer Securities, Inc. (Company) sells real estate involving registered securities located in central Florida.

Revenue Recognition

The Company records commissions on a settlement date basis.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

Statement of Cash Flows

The Company considers all cash in bank with an original maturity of ninety days or less as cash.

Income Taxes

The Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S Corporation effective January 1, 1994. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on the Company's taxable income.

Fair Value of Financial Instruments

The Company's financial instruments include cash, cash equivalents, and prepaid expense. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

## SUPPLEMENTARY INFORMATION

**STRINGER SECURITIES, INC.**
**SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2003**

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity qualified for net capital | $ | 10,313 |
| Deductions and / or charges | | |
| Non-allowable assets | | |
| Other assets | | (317) |
| Net capital | $ | 9,996 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | - |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum dollar requirement | $ | 5,000 |
| Excess net capital | $ | 4,996 |

RECONCILIATION WITH COMPANY'S COMPUTATION.
No material difference.

See Independent Auditors' Report.

**STRINGER SECURITIES, INC.**
**SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2003**

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See Independent Auditors' Report.